October 28, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	Evogene Ltd.
Registration Statement on Form F-1 (File No. 333-191315) initially filed on September 23, 2013

Dear Ms. Nguyen:

On behalf of our client, Evogene Ltd., an Israeli company (the “Company”), we transmit herewith Amendment No. 2 to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Electronic Data-Gathering, Analysis, and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially filed on September 23, 2013. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 21, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Application of Critical Accounting Policies and Estimates, page 54

Share-Based Compensation, page 55

October 28, 2013

1.	We note from your response to our prior comment 6 that you do not believe our comment regarding differences between the fair value of options granted and the estimated public offering price is applicable. Although your stock is publicly traded on the Tel Aviv Stock Exchange, we continue to believe that a discussion of each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price for your offering in the United States would be useful to investors. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. You may also include relevant disclosure as to how your expected IPO price for the NYSE listing compares to your recent trading price on the TASE.

Response:

The Company acknowledges the Staff’s comment and notes that it and the underwriters have not yet determined the estimated public offering price or price range of the shares or the amount of shares to be offered. Further to the Company and the undersigned’s telephone conversation with the Staff, the Company notes that the public offering price of the Company’s shares is currently expected to be determined at or around the public trading price of the Company’s shares on the Tel Aviv Stock Exchange (the “TASE”), and not at a significant premium to the public trading price on the TASE. The Company will provide any necessary additional disclosure in response to the Staff’s comment when available.

Financial Statements, page F-1

General

2.	Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Response:

The Company acknowledges the Staff’s comment and will revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm upon effecting the planned reverse share split, which is expected to occur one day before pricing and prior to the planned effectiveness of the Form F-1 registration statement.

*         *         *

October 28, 2013

Please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

3